Execution Copy

AMENDMENT

TO

ADMINISTRATION AGREEMENT

This Amendment (the “Amendment”) is made as of April 29, 2010 to the Administration Agreement dated October 1, 2007, as amended December 26, 2008, and December 4, 2009, (the “Agreement”) by and between The Nomura Partners Funds, Inc. on behalf of its series severally and not jointly (the “Company”), and State Street Bank and Trust Company, a Massachusetts trust company (“State Street”).

WHEREAS, pursuant to the Agreement, State Street provides certain administrative services to the Company and shall provide additional privacy-related services in compliance with applicable state law, rule and regulation; and

WHEREAS, the parties desire to amend the fee schedule and in connection therewith to extend the term of the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.	Federal and State Privacy Law Compliance. To add the following provision to the end of of Section 5 of the Agreement:

pp. Privacy Law Compliance Services.

Implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Company’s shareholders, employees, directors and/or officers that the Administrator (including its agents) receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public. The Administrator will only use “personal information” in compliance with (i) the provisions of the Agreement, (ii) privacy laws applicable to the Company’s business, and (iii) as directed in writing by authorized persons of the Company.

2. Initial Term. To delete subsection (a) of Section 12 of the Agreement in its entirety and replace it with the following provision:

(a)	This Agreement shall become effective on the date of execution and shall remain in full force and effect until December 31, 2015

(the “Initial Term”) and shall automatically continue in full force and effect after such Initial Term unless either party terminates this Agreement by written notice to the other party at least sixty (60) days prior to the expiration of the Initial Term.

3. Fees. The parties acknowledge that they have agreed to a revised separate fee schedule to be effective as of January 1, 2010 as permitted by Section 6 of the Agreement;

4. Counterparts. This Amendment may be executed by the parties hereto on any number of counterparts, and all of said counterpats taken together shall be deemed to consitute on and the same instrument.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized representative(s) as of the date first written above.

NOMURA PARTNERS FUNDS, INC. ON BEHALF OF EACH OF ITS SERIES SEVERALLY AND NOT JOINTLY		STATE STREET BANK AND TRUST COMPANY

By:	/s/ J. Douglas Azar	By:	/s/ Mike Rogers
Name:	J. Douglas Azar	Name:	Mike Rogers
Title:	Chairman of the Board	Title:	Executive Vice President

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